1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

JEREMY SENDEROWICZ
jeremy.senderowicz@dechert.com
+1 212 641 5669 Direct
+212 698 3599 Fax

August 24, 2011

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Vincent J. Di Stefano, Esq.

Re:	J. P. Morgan Access Multi-Strategy Fund II (the “Fund”) Registration Number: 811-22575

Dear Mr. Di Stefano:

Thank you for your comment letter dated July 27, 2011 regarding the Fund’s registration statement on Form N-2, filed with the Securities and Exchange Commission (the “Commission”) on June 29, 2011. The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s registration statement on its behalf. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Amendment No. 1 to the Fund’s registration statement on Form N-2 (“Amendment No. 1”), which will be filed via EDGAR on or about August 24, 2011. Capitalized terms used but not defined in this letter have the meanings given to them in the Fund’s Confidential Private Placement Memorandum (the “PPM”) included in Amendment No. 1, except that references herein to the “Adviser” include both J.P. Morgan Investment Management Inc., the Fund’s investment manager, and J.P. Morgan Private Investments Inc., the Fund’s sub-advisor.

Prospectus

Summary of Terms (p. 1)

Comment 1. Please clarify that there is no minimum offering amount. Expand the discussion to indicate whether there is a critical minimum amount that the Fund must nevertheless raise to provide it with the opportunity to deploy its strategies and achieve its investment objective. Are there any special risks to the Fund or its Shareholders if a certain minimum amount is not raised through this offering?

US Austin Boston Charlotte Hartford Los Angeles New York Orange County Philadelphia Princeton San Francisco

Silicon Valley Washington DC EUROPE Brussels Dublin London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

Response 1. We have revised the discussion to state that there is no minimum level of assets required in order for the Fund to commence operations and pursue its investment objective and strategies, although the Fund expects that it can achieve its desired investment allocations among Investment Funds most efficiently with at least $25 million in assets (which the Fund anticipates will be raised in its initial offering). Given that the Fund will be continuously offered over time, the Fund does not believe there are additional risks to the Fund or to Shareholders if a certain minimum amount of assets is not raised during the initial offering period.

Investment Objective and Strategy (p. 1)

Comment 2. Please clarify that the Fund is a “fund of hedge funds.”

Response 2. We have revised the disclosure to clarify that the Fund is a fund of hedge funds.

Comment 3. Please explain why the Investment Funds chosen by the Adviser have a low correlation to the performance of traditional equity and fixed income markets.

Response 3. The Adviser will seek to allocate the Fund’s assets among various Investment Funds that pursue “absolute return” strategies in that they seek to achieve positive returns, by taking long and short positions and by engaging in various hedging strategies, regardless of the performance of the traditional equity and fixed income markets. We have clarified the disclosure accordingly.

Comment 4. Please provide summary, plain English explanations of the terms “relative value”, “opportunistic/macro”, “event driven – distressed” and “event driven – core.”

Response 4. We have added summary explanations of these terms to the “Summary of Terms” section.

Comment 5. Please disclose the maximum percentage of an Investment Fund’s assets the Fund may own.

Response 5. While there is no maximum percentage of an Investment Fund’s assets that the Fund may own, the Fund will seek to comply with sub-chapter M of the Internal Revenue Code of 1986, as amended, which, among other things, requires the Fund to limit its investments to less than 10% of the outstanding voting securities of any one Investment Fund. In addition, for regulatory reasons under the 1940 Act, the Fund generally will seek to limit its investments to less than 5% of the outstanding voting securities of any one Investment Fund. Moreover, as disclosed in the “Investment Objective and Strategy” section in the PPM, the Fund will seek to invest no more than approximately 15% of its total assets with any single Portfolio Manager.

Risk Factors (p. 2)

Comment 6. Please summarize all material risks of investing in the Fund in this section.

Response 6. We have revised the summary to include the material risks of investing in the Fund.

Comment 7. Disclose the percentage of Fund assets to be invested in non-voting securities and explain why the Fund would purchase such securities or forego its right to vote securities it owns.

Response 7. As discussed in Response 5, for regulatory reasons, the Fund intends to limit the amount of voting securities it holds in any particular Investment Fund, and may as a result hold substantial amounts of non-voting securities in a particular Investment Fund. We have revised the disclosure to state that the Fund may invest a significant amount of its assets in non-voting securities of an Investment Fund.

Leverage (p. 3)

Comment 8. Please summarize the risks associated with the use of leverage in this section.

Response 8. We have revised the risk disclosure to clarify that the Fund currently does not intend to borrow money for investment purposes, but that it may borrow money for cash management purposes.

Comment 9. Please disclose the extent to which the Fund expects to borrow for all purposes. If the Fund is authorized and intends to borrow money for investment purposes, the fee table must show the amount of interest payments on borrowed funds. Please add appropriate disclosure accordingly.

Response 9. As noted above, the Fund currently does not intend to borrow for investment purposes, but may borrow money for cash management purposes. We have added a line item to the fee table for interest payments on borrowed funds that reflects the Fund’s expected use during its first fiscal year of a to-be-obtained credit facility for cash management purposes.

Comment 10. Disclose whether or not there are any percentage thresholds or other parameters that the Adviser and/or sub-adviser (hereinafter “Adviser”) will use as guidelines when determining whether an Investment Fund is using an inappropriate degree of leverage. Will the Adviser be given access to all of the information that its needs, on a timely basis, to enable it to perform the monitoring activities described in the third sentence?

Response 10. There are no specific percentage thresholds that the Adviser will use as guidelines in determining whether an Investment Fund is using an appropriate degree of leverage. The Adviser’s due diligence team will evaluate potential Investment Funds across a range of categories, including use of leverage. The Adviser regularly will monitor the degree of leverage used by the Investment Funds based on ongoing due diligence with the Portfolio Managers and expects that it will have access to information on a timely basis to enable it to conduct such due diligence.

Purchase of Shares; the Offering (p. 6)

Comment 11. The second sentence of the first paragraph of this section indicates that Fund shares will be issued “during an initial offering period.” How long will the initial offering period be? Will this be a subscription period? Will the money be held in escrow and returned in the event insufficient proceeds are raised? When will the Fund commence operations?

Response 11. The initial offering period will be approximately one month in that the Fund expects to commence operations on or about October 1, 2011. As noted above in response to Comment 1, there is no minimum offering amount that the Fund must raise and, therefore, there is no risk that insufficient proceeds would be raised.

Comment 12. The last sentence of the first paragraph of the section states that the Fund may accept purchases from certain investors in amounts less than the stated minimums. Under what conditions might the Fund accept lesser amounts from certain investors? Please explain.

Response 12. The disclosure has been revised to clarify that the Fund may accept lesser amounts from certain investors who are investing simultaneously in multiple investment vehicles advised by the Investment Manager and/or Sub-Advisor or marketed by their affiliates.

Placement Agent Fees and Intermediary Payments (p. 6)

Comment 13. What is the difference between a placement agent fee and a sales load? If there is none, please refer to this expense item as a sales load.

Response 13. The Fund will engage in a private placement of its Shares in compliance with Regulation D under the Securities Act of 1933, as amended. As a result, we would prefer to use the term “placement agent fee” as that term is consistent with the term used in connection with other private placement fund offerings, including those of JPMorgan.

Valuation (p. 7)

Comment 14. The disclosure pertaining to the Fund’s valuation procedures indicates the Fund will defer to the Investment Funds’ valuation methodologies. Please explain why this is consistent with the duties of the Fund’s trustees to determine fair valuation procedures.

Response 14. The Portfolio Manager (and administrator) of each Investment Fund is best suited to determine the value of the Investment Fund’s underlying investments. The Fund will review other relevant factors in determining the fair value of its interests in the Investment Funds, and will continually seek to assess the accuracy of the Investment Funds’ reported valuations. The Board has approved valuation procedures which allow the Adviser to adjust the valuation provided by an Investment Fund based on the Adviser’s analysis of all relevant information.

Comment 15. Please provide the staff with the procedures the Fund’s Board has adopted to ensure compliance with the requirements of Section 2(a)(41) of the Investment Company Act of 1940 (the “1940 Act”).

Response 15. We will provide you with the Fund’s valuation procedures supplementally.

Conflicts of Interest (p. 8)

Comment 16. What procedures does the Adviser have in place for resolving conflicts of interest?

Response 16. The Adviser and the Fund have adopted various policies and procedures for resolving conflicts of interest, including, but not limited to, allocation procedures, codes of ethics, and personal trading policies. Please refer to the “Conflicts of Interest” section of the PPM, which includes a discussion of the Adviser’s procedures for resolving conflicts of interest.

Redemptions and Repurchases of Shares by the Fund (p. 10)

Comment 17. Please disclose in this section that the Fund may redeem in kind, and summarize the associated risks.

Response 17. We have revised the disclosure to clarify that repurchase proceeds will only be paid in cash.

Comment 18. Disclose the approximate amount of time that is likely to lapse (1) between the time a Shareholder submits a repurchase request and the effective date of repurchase and (2) between the effective date of the repurchase and the receipt of cash for Shares tendered.

Response 18. We have added disclosure stating that:

(i)	approximately two months may pass between the time a Shareholder submits a repurchase request and the effective date of the repurchase; and

(ii)	the Initial Payment will be made on or before the later of (1) 45 days after the Repurchase Date, or (2) if the Fund has requested withdrawals of its capital from any Investment Funds in order to fund the repurchase of Shares, ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from the Investment Funds, and that the Post-Audit Payment will be made promptly after the completion of the annual audit of the Fund’s financial statements, which the Investment Manager anticipates will be completed within 60 days after the end of each fiscal year.

Summary of Taxation (p. 11)

Comment 19. Disclosure in this section indicates the Fund will “generally invest its assets in Investment Funds organized outside the United States that are treated as corporations for U.S. tax purposes and are expected to be classified as passive foreign investment companies.” Please include this disclosure in the Investment Objective and Strategy sections of the Summary.

Response 19. We have incorporated your comment.

Shareholder Reports (p. 11)

Comment 20. Disclosure in the second sentence of this paragraph indicates The Investment Manager anticipates sending annual and semi-annual reports to shareholders. Please revise the disclosure to clarify that the Investment Manager will send the reports.

Response 20. We have incorporated your comment.

Summary of Fees and Expenses (p. 13)

Comment 21. Remove from the Fee Table the line item “Administrative Fee.” Include the fee in “Investment Management Fee” or “Other Expenses” and provide an explanatory footnote.

Response 21. We have incorporated your comment, and will include “Administrative Fees” in the “Other Expenses” line item.

Comment 22. Disclose that the Fund does not expect to issue debt or preferred shares. In the alternative, add an interest expense and/or preferred share dividend expense line item to the fee table, as applicable.

Response 22. We have added a line item for interest payments on borrowed funds.

Comment 23. The Fund, which is a closed-end fund, presumably will not issue redeemable shares, yet the fee table contains multiple references to a redemption fee. Please provide appropriate disclosure.

Response 23. We have revised all references to refer to a “repurchase fee.”

Comment 24. What is the basis for excluding interest expense from the last line item of the fee table?

Response 24. We have revised the fee table and will include interest expense in the Total Annual Fund Expenses.

Comment 25. Does the Expense Limitation Agreement referenced in footnote 5 to the fee table provide for termination prior to the date set forth in the footnote? If so, who may terminate the agreement? Can the Investment Manager and/or Sub-Adviser recover any waivers or reimbursements in future years? If so, please disclose the particulars of the arrangement. Please ensure that the Expense Limitation Agreement is filed as an exhibit to the registration statement.

Response 25. The Expense Limitation Agreement cannot be terminated prior to the date set forth in the footnote. In addition, neither the Investment Manager nor the Sub-Adviser has the ability to recover any waivers or reimbursements in future years. The Expense Limitation Agreement will be filed as an exhibit to the Amendment.

Comment 26. Please delete from the paragraph of narrative disclosure preceding the example the following text: “Expenses would be lower absent the Acquired Fund Fees and Expenses which the Example is now required to take account of. Moreover, the rate of return may be greater or less than the hypothetical 5% return used in Example 1.”

Response 26. We have incorporated your comment.

Comment 27. Please delete the words “direct and indirect” from the line of text following the heading “EXAMPLE 1.”

Response 27. We have incorporated your comment.

Comment 28. Please delete from the example footnote 2 and the example that does not take account of acquired fund fees and expenses.

Response 28. We have incorporated your comment.

Investment Objective and Strategy (p. 15)

Comment 29. The discussion indicates what the Adviser will consider when deciding whether to invest in a particular Investment Fund. Please explain the source of the information upon which the Adviser will rely with respect to both the Investment Funds and their investment managers and whether the information is available to the public.

Response 29. In evaluating potential Investment Funds, the Adviser will consider both qualitative and quantitative information received through its robust due diligence process. While some of this information is public (such as applicable regulatory filings), most of this information would not be available to the general public (but would be available to other actual or prospective investors in such Investment Funds).

Comment 30. Clarify whether or not, when deciding to invest in a particular Investment Fund, the Adviser will also consider any of the following: (1) the amount or type of performance fee charged by the investment manager; (2) purchase fees or sales charges imposed by the Investment Fund; or (3) Investment Fund liquidity or repurchase programs.

Response 30. In deciding to invest in a particular Investment Fund, the Adviser will consider the amount or type of performance fee charged by the relevant Portfolio Manager and the purchase fees or sales charges imposed by the relevant Investment Fund. In addition, the Adviser will consider the Investment Fund’s liquidity or repurchase programs. We further note that liquidity is a key consideration for the Investment Manager and Sub-Advisor in allocating the Fund’s assets to Investment Funds.

Comment 31. The disclosure indicates that the Adviser may reduce or terminate the Fund’s investment in the Investment Funds. Disclose how readily the Adviser will be able to reduce or terminate an Investment Fund holding at the value assigned to the investment in connection with the Fund’s calculation of its own NAV. In this regard, will the Fund be required to pay any additional amounts to terminate a position in an Investment Fund?

Response 31. Investment Funds typically provide quarterly liquidity to their investors, although some Investment Funds may provide more or less liquidity. Some Investment Funds may impose an initial lock-up period, for example one year, which restricts the ability of investors to redeem their Investment Fund interests. The PPM discloses that the Fund’s investments in Investment Funds are illiquid and subject to restrictions on transfer, explains that this lack of liquidity may adversely affect the Fund if the Fund has to sell or redeem interests at an inopportune time, and notes that the Fund may be required to pay an additional amount to terminate a position in an Investment Fund. See “Types of Investments and Related Risks—Investment-Related Risks—Restricted and Illiquid Investments.”

Comment 32. What will be the Fund’s rights and status in relation to all other Investment Fund investors?

Response 32. The Fund will be a shareholder in the various Investment Funds, generally with the same rights and status as any other shareholder. As noted in the PPM, an Investment Fund may enter into separately negotiated arrangements with certain shareholders, pursuant to which the Investment Fund may grant such shareholders preferential rights. See “Types of Investments and Related Risks—Investment-Related Risks—Restricted and Illiquid Investments.” The Adviser will attempt to obtain terms similar to those obtained by other shareholders, but due to the size of the Fund’s investment in an Investment Fund relative to that of other investors or other factors, may not able to do so in all cases.

Comment 33. The disclosure indicates it is the responsibility of the Adviser and Sub-Adviser to monitor the performance of the portfolio managers of the Investment Funds. Please disclose how regularly the Adviser will monitor Investment Fund returns, contact Investment Fund managers to discuss performance, evaluate Investment Funds and reallocate Fund assets. Also disclose how much time the reallocation process is expected to take.

Response 33. The disclosure has been revised accordingly.

Comment 34. Describe any possible impediments to monitoring the performance of the Investment Funds on a regular basis.

Response 34. As n oted in the PPM (see “Net Asset Valuation”), although the Adviser has a robust monitoring process for continually evaluating the Investment Funds, the Adviser may have little or no means of independently verifying the valuations of the Investment Funds provided to the Fund.

Long/Short Equities (p. 17)

Comment 35. Disclosure in this section indicates that portfolio managers pursuing long/short equity strategies usually employ a low to moderate degree of leverage. Please quantify what constitutes “a low to moderate degree of leverage.”

Response 35. Such leverage typically would range from 0% to 200%. We have revised the disclosure accordingly.

Comment 36. Will the Fund invest in Investment Funds that invest significantly in overseas developed and/or emerging markets? If so, please disclose this strategy in the Summary, and provide summary disclosure of the related risks.

Response 36. The Investment Funds in which the Fund may invest may invest significantly in non-U.S. markets. We have revised the “Summary of Terms” disclosure accordingly.

Relative Value (p. 17)

Comment 37. Please define “non-equity oriented beta opportunities” in plain English. Please also define the following terms in similar fashion: convertible bond arbitrage, statistical arbitrage, pairs trading, yield curve arbitrage, and basis trading.

Response 37. We have defined the relevant terms in the PPM.

Comment 38. Please quantify what constitutes “moderate to substantial leverage.”

Response 38. Such leverage typically would be up to 500%. We have revised the disclosure accordingly.

Types of Investments and Related Risks (p. 19)

Investment Related Risks (p. 19)

Comment 39. Please disclose in this section the risks associated with the strategies identified in bold-face type on pages 17 and 18.

Response 39. We have revised the disclosure in this section to include the risks of investing in each bold-face strategy.

Highly Volatile Markets (p. 19)

Comment 40. Disclosure in this section and others indicates the Fund invests in volatile markets and securities. This appears to be inconsistent with the Fund’s investment objective of consistent capital appreciation over time with relatively low volatility. Please revise the disclosure, or explain how the style of investing referenced in the risk disclosure is consistent with the Fund’s investment objective.

Response 40. The Fund seeks capital appreciation with low volatility by investing in a portfolio of Investment Funds. However, one or more markets in which the Fund, through the Investment Funds, may invest may become volatile. Therefore, we do not believe there is an inconsistency in the disclosure.

Foreign Currency Transactions (p. 22)

Comment 41. The risk disclosure in this section appears to be limited to imperfect correlation and the possibility that the strategy may not succeed. Please disclose the material risks associated with foreign currency transactions.

Response 41. We acknowledge the comment, but we believe the existing disclosure includes an appropriate discussion of the material risks of foreign currency transactions.

Leverage (p. 24)

Comment 42. Does the Fund intend to use leverage during the first twelve months of operations? If so, please disclose the fact, and add appropriate fee table and risk disclosure.

Response 42. We have revised the risk disclosure to clarify that the Fund currently does not intend to borrow money for investment purposes, but that it may borrow money for cash management purposes. We have added appropriate fee table disclosure.

Comment 43. Disclosure in this section states that because the Fund is a Registered Investment Company (“RIC”), the 1940 Act requires it to satisfy the Asset Coverage Requirement (“ACR”) (as that term is defined on p. 24). Disclosure in the last paragraph of this section appears to suggest that the Investment Funds are subject to the Fund’s ACR. As the Investment Funds in which the Fund invests are not registered under the 1940 Act, please clarify that they will not be subject to the ACR.

Response 43. The Investment Funds are not subject to the 1940 Act. To avoid any confusion, we have deleted the last paragraph of this section.

Restricted and Illiquid Investments (p.29)

Comment 44. To what extent does the Fund expect to be exposed to side pockets? If the amount of exposure is expected to be material, please include comprehensive risk and valuation disclosure.

Response 44. The Fund’s exposure to side pockets is not expected to be material.

Risks of Fund of Hedge Funds Structure (p. 30)

Comment 45. Disclosure in this section indicates the Investment Funds may redeem their shares in-kind and that the Fund may receive securities that are illiquid or difficult to value. Expand this disclosure to indicate the risk this presents. Please disclose under what circumstances Investment Funds would likely make an in-kind payment to the Fund. Does the Fund negotiate the terms of redemption and sale with Investment Funds, or are the terms of investment established by the Investment Funds?

Response 45. We have revised the PPM disclosure accordingly. We note that the Fund will attempt to negotiate the best available terms with respect to its investment in an Investment Fund, but there can be no assurance that the Fund will be able to obtain such advantageous terms.

Valuation (p. 31)

Comment 46. Indicate how the Board will be able to discharge its duty to determine the fair value of the Fund’s assets in light of the disclosure in this section regarding the lack of transparency of Investment Fund operations, and the Fund’s inability to obtain information about the securities in which the Investment Funds invest, or their valuation.

Response 46. As noted above in Response 14, the Portfolio Managers of each Investment Fund are best suited to determine the fair value of their underlying investments. The Fund will review other relevant factors in determining the fair value of its investments, and will continually seek to assess the accuracy of the Investment Funds’ reported valuations. The Board has approved valuation procedures which allow the Adviser to adjust the valuation provided by an Investment Fund.

Comment 47. Please confirm that the Fund will only invest in Investment Funds that have valuation procedures consistent with the Fund’s procedures, which must meet the requirements of Section 2(a)(41) of the 1940 Act.

Response 47. The Fund will only invest in Investment Funds that have valuation procedures that are reliable in the opinion of the Adviser. As has been discussed, the Adviser will perform due diligence both before an investment in an Investment Fund and continually following the investment to ensure that each Investment Fund is complying with its valuation procedures.

Indemnification of Investment Funds (p. 32)

Comment 48. Clarify whether or not there are any limits on the amount of the Fund’s potential liability resulting from an agreement to indemnify an Investment Fund and its investment managers. In this regard, supplementally provide us with your views as to whether the Fund’s agreement to indemnify an Investment Fund and/or its investment managers implicates Section 18 of the 1940 Act.

Response 48. The Fund’s indemnification obligations generally will be limited to the amount of its investment in each Investment Fund. However, pursuant to the particular contractual provisions of an Investment Fund’s organizational documents, the Fund could, under certain unlikely circumstances, have indemnification obligations that exceed such amount. We do not believe the Fund’s indemnification obligations implicate Section 18 of the 1940 Act. These indemnification obligations should not be viewed as senior securities or raising senior security issues. Rather, they are one small factor in the Adviser’s due diligence process as to whether to invest in an Investment Fund in the first place. Thus, we view these potential indemnification obligations simply as one factor, among many more important factors, in the Adviser’s cost/benefit investment process.

Other Risks (p. 34)

Limitations on Transfer and Liquidity Risks (p. 34)

Comment 49. Why will the Fund impose transfer restrictions on shareholders? As the Fund intends to be taxed as a RIC, rather than as a partnership, transfers would not put it at risk of losing its tax status.

Response 49. The Fund will engage in a private placement of its shares in accordance with Regulation D to investors who are accredited investors. While the Fund will be taxed as a corporation and not a partnership for federal tax purposes (i.e., there is no publicly-traded partnership issue), the Fund still must limit transfers to preserve its valid private placement exemption from registration under Regulation D.

Investment Policies and Restrictions (p. 36)

Comment 50. Restriction (1) indicates the Fund will not issue senior securities representing stock, except to the extent permitted by the 1940 Act. Please state the Fund’s policy regarding debt securities, and provide narrative disclosure of what is currently permitted under the 1940 Act.

Response 50. We respectfully decline to incorporate your comment as the fundamental policy already addresses the Fund’s ability to issue debt securities. We note that other sections of the PPM contain narrative disclosure regarding permitted borrowings under the 1940 Act, in particular “Types of Investments and Related Risks—Investment Related Risks - Leverage.”

Net Asset Valuation (p. 43)

Comment 51. Please add a statement indicating generally the period of time that is expected to elapse between the occurrence of an event necessitating the pricing of Fund assets and the receipt of valuation information from the investment managers of the Investment Funds.

Response 51. As noted in the PPM, the Fund generally will calculate its net asset value as of the last day of each month. These net asset value calculations will be based upon the monthly net asset value information the Fund receives from the Investment Funds, which typically is also as of the last day of each month. Thus, we believe the Fund will be able to calculate its net asset value promptly upon the receipt of the monthly valuation information from the various Investment Funds.

Comment 52. The fourth sentence of the first paragraph of this section states that the Fund will value its investments in Investment Funds at fair value. Please clarify that the Fund will use market value, rather than fair value, when valuing securities for which a market exists, and will only fair value when market value is not readily available.

Response 52. As noted later in this section of the PPM, to the extent that the Fund holds securities other than interests in Investment Funds, the Fund will value listed portfolio securities based on their market value at closing, as reported by the exchange on which the securities is primarily listed. The Fund’s investments in Investment Funds will be valued at fair value.

Redemptions, Repurchases and Transfers of Shares (p. 52)

Comment 53. The prospectus indicates that repurchases are expected to occur four times a year. It therefore appears that the Fund can repurchase Shares prior to completion of the annual audits of the Investment Funds. Describe the potential risks to Shareholders of a repurchase without the information of an audit.

Response 53. As noted in the section “Net Asset Valuation,” there may be adjustments or revisions to the Fund’s net asset valuation following its annual audit, and a Fund investor who engages in a repurchase offer during the year may receive more or less than what such investor would have been entitled to had the adjustment or revision been made during the year. We have added disclosure to the discussion of repurchases to explain this risk and to clarify that shareholders who have participated in a prior repurchase offer may have their repurchase proceeds subject to an adjustment pursuant to a Post-Audit Payment.

Comment 54. The prospectus indicates that the payment in connection with any repurchase offer may be partly in cash and partly in-kind. If all holders of Fund shares will not be treated the same, explain how these distributions might be handled and why, in your view, the contemplated approach complies with Section 18 of the 1940 Act.

Response 54. We have revised the PPM to clarify that repurchases will be paid in cash.

Comment 55. We note that Shareholders may receive in-kind distributions consisting of interests in Investment Funds and/or securities from the portfolios of these funds. Disclose that interests in Investment Funds and/or securities received in-kind may be subject to restrictions on resale, and describe the consequences and risks to Shareholders of acquiring and holding these assets. Moreover, disclose if true, that certain Shareholders may be prohibited from even holding such securities. Expand the discussion to indicate that Shareholders will also incur brokerage and/or placement fees and bear market risk until such time as they convert securities that they have received as a result of an in-kind distribution into cash.

Response 55. We have revised the PPM to clarify that repurchases will be paid in cash.

Comment 56. Provide examples of the circumstances where the Fund would require a Shareholder to tender all shares held by such Shareholder.

Response 56. Examples of the circumstances where the Fund would require a Shareholder to mandatorily tender all shares held by the Shareholder include: (i) a determination by the Fund that ownership of the Shares by the Shareholder is likely to cause the Fund to be in violation of, or require registration of any Shares under, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction, or (ii) a determination by the Fund that any of the representations and warranties made by the Shareholder in connection with the acquisition of Shares was not true when made or has ceased to be true.

General

The Fund acknowledges that portions of the filing are incomplete and that the Staff may have additional comments on such portions when they are completed in a pre-effective amendment, including on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. The Fund acknowledges that comments from the Staff one section apply to other sections in the filing that contain the same or similar disclosure.

The Fund has not submitted and does not expect to submit an exemptive application or no-action request in connection with the Fund’s registration statement.

The Fund acknowledges that all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff are to be certain that they have provided all information investors require for an informed decision. In addition, the Fund acknowledges that since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, we are authorized by our client to acknowledge the following on the Fund’s behalf:

•	The Fund is responsible for the adequacy and the accuracy of the disclosure in the filing;

•	comments of the Staff or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 641-5669 (tel) or (212) 698-3599 (fax) or John T. Fitzgerald of J.P. Morgan Investment Management Inc. at (212) 648-2085 (tel) or (212) 648-1978 (fax). Thank you.

Best regards,

/s/ Jeremy Senderowicz
Jeremy Senderowicz